Exhibit 99.1

Greenfire Resources’ Announces Expiration and Results of Change of Control Offer for Senior Secured Notes Due 2028

CALGARY, ALBERTA – February 20, 2025 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) today announced that the change of control offer made by Greenfire to purchase any and all of its outstanding 12.000% Senior Secured Notes Due 2028 (the “Notes”) expired at 5:00 pm, New York City Time, on February 19, 2025. Greenfire did not extend the offer.

As of the expiration of the offer, a total of $5,000 in aggregate principal amount of the Notes had been validly tendered and not withdrawn. Greenfire has accepted all validly tendered Notes for purchase, and settlement of the tendered Notes will occur on February 24, 2025 or as soon as practicable thereafter. The Notes were originally issued by Greenfire pursuant to an indenture dated as of September 20, 2023 (the “Indenture”).

On December 23, 2024, Waterous Energy Fund acquired shares to increase its interest in Greenfire to 56.5% of the issued and outstanding common shares of Greenfire (the “Acquisition”). Under the terms of the Indenture, Greenfire was required to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest to, but not including, the date the Notes are purchased by Greenfire, following the “Change of Control Offer” (as defined in the Indenture), which occurred on December 27, 2024 as a result of the Acquisition.

The complete terms and conditions of the offer were set forth in the Notice of Change of Control and Offer to Purchase dated December 27, 2024 (the “Offer to Purchase”), which were transmitted to holders of the Notes through the facilities of the Depository Trust Company.

About Greenfire

Greenfire is a junior oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com